July 3, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW – MS 6010
Washington DC  20549

Attn:       Ms. Angela Crane

Re:          Micron Technology, Inc.
Form 10-K for the Fiscal-Year ended August 30, 2007
Filed October 26, 2007
SEC File No. 001-10658

Dear Ms. Crane:

This letter responds to your letter dated June 20, 2008, which sets forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced report of Micron Technology, Inc. (“the Report”).  The text of the Staff’s comment is reproduced below in its entirety followed by our response.

Form 10-K for the Fiscal-Year ended August 30, 2007

Item 7 Management's Discussion and Analysis, page 26

Critical Accounting Estimates, page 34

1.
Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies.  It appears that your revenue recognition policy may constitute a critical accounting policy.  Please discuss the consideration you have given to addressing your revenue recognition policy within critical accounting policies.

Response:

Over 85% of our product revenue in fiscal 2007 was recognized upon shipment as all criteria of Staff Accounting Bulletin 104 were met at that time.  Product sales to distributors to whom we provide rights of return and price protection are deferred at the time of shipment as we are unable to reasonably estimate the amount of future returns and the price to be charged to the distributor is not fixed or determinable.  The distributors’ right to return product ceases upon sale of the related product to the end customer at which time the price is also fixed.  Accordingly, revenue is recognized upon sell-through by the distributor to the end customer.  As none of our product sales require estimates or complex judgments, management of the Company does not believe the related revenue recognition practices constitute a Critical Accounting Policy.  From

Securities and Exchange Commission
July 3, 2008

time to time the Company recognizes revenue under more complex arrangements; however, these transactions do not represent a significant portion of the Company's sales.

Item 8.  Financial Statements and Supplementary Data, page 38

Significant Accounting Policies, page 43

Revenue recognition, page 43

2.
We note your agreements with customers include price protection and rights of return other than for warranty, therefore, you defer recognizing revenue on sales made to these customers until the customers sell the products to a third party.  We also note that when you defer recognizing revenue, you record a current liability on the balance sheet under the “deferred income” caption.

•
Tell us and revise the note in future filings to clarify how you treat the costs of sales made to these customers.  To the extent you present both the deferred costs of sales and the deferred gross revenue within the “deferred income” caption of the balance sheet, please tell us the amount of gross deferred revenue and gross deferred cost of sales present at each balance sheet date.

•	Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.
•
We note that you defer revenue for customers who have stock rotation and price protection.  Please revise future filings to clarify that you are unable to estimate returns and pricing changes under the price protection and price adjustment rights you grant, and therefore are deferring revenue, if true.

•	Explain to us how that you considered the guidance in paragraph 6 of SFAS 48 in determining the appropriate accounting treatment.

Response:

We defer the cost of sales made to customers for which revenue is deferred within the "Deferred Income" caption of our consolidated balance sheet.  The gross amount of deferred revenue was $99 million and $83 million as of August 30, 2007 and August 30, 2006, respectively, and the gross amount of deferred costs were $63 million and $53 million, respectively.

In determining the appropriate accounting treatment for such sales, we considered the guidance in paragraph 6 of SFAS 48.  In such guidance, we note that we cannot conclude that the conditions have been met that the selling price to certain customers is substantially fixed or determinable at the date of sale (since we frequently are required to adjust the price downward for pricing protection commitments we make to these customers) or that the amount of future returns can be reasonably estimated (because of the stock rotation rights these customers generally have).  Accordingly, we do not meet all of the criteria in paragraph 6 of SFAS 48 and therefore defer sales with these terms. The related cost of sales is also deferred.

Securities and Exchange Commission
July 3, 2008

The costs deferred in connection with the above activity are evaluated for impairment in connection with our analysis of the carrying value of inventories.  Such analysis is conducted in accordance with ARB 43, Chapter 4.  The deferred costs are adjusted for any write-downs identified in our impairment analysis.

We will clarify in our disclosures in future filings that, due to pricing protection and the uncertainty of amounts of returns, sales made under agreements allowing pricing protection or rights of return (other than for product warranty) are deferred until the product is sold by the distributor to the end customer.  We propose to use language similar to the following language in our future filings:

Revenue Recognition:  The Company recognizes product or license revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.  Since the Company is unable to estimate returns and changes in market price and therefore the price is not fixed or determinable, sales made under agreements allowing pricing protection or rights of return (other than for product warranty) are deferred until customers have sold the product.

3.
We note you do not discuss, or present a separate caption for, inventory held at customers, which appears to indicate that you relieve inventory at the time of sales to your customers.  We also note that customers can return physical inventory to you and you are unable to reasonably estimate the amount of the inventory that may be returned.  Please discuss your basis under US GAAP for relieving inventory at the time of shipment to these customers.  Reference the specific authoritative literature on which you have based your policy.

Response:

Inventory held at customers generally falls into one of two categories: (1) inventory held by customers with pricing protection or rights of return (for other than product warranty), or (2) inventory held at one of our inventory “hubs” at or near a customer location for which title has not transferred to the customer.

We relieve from our consolidated balance sheet the inventory in category (1) above but defer the sale and associated costs in accordance with paragraph 6 of SFAS 48 as noted above.  We believe this treatment is correct because the sales transaction conveys title and risk of ownership of the inventory to the customer.  We believe that inclusion of these items in our reported inventory balances is inappropriate as the underlying inventory is not available to the Company’s secured creditors or any other interest holders.

We do not, however, relieve inventory from our consolidated balance sheet for category (2) above as we continue to hold title to such inventory, frequently control the physical access to such inventory and generally continue to bear all risk of loss from such inventory.

Securities and Exchange Commission
July 3, 2008

4.
In this regard, we note that the disclosure of your revenue recognition policy appears too vague and does not discuss how your criteria for recognizing revenue interact with your revenue generating activities.  Please tell us and revise future filings to disclose how the revenue recognition criteria as outlined in your policy are specifically applied for your revenue generating transactions, specifically addressing all rights granted to distributors.

Response:

We refer the Staff to our responses to comments 2 and 3 above.

Supplemental Balance Sheet Information, page 46

Inventories, page 46

5.
We note the valuation allowances established for obsolete and slow moving inventory.  With respect to these valuation allowances, confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable.  Refer to SAB Topic 5-BB.

Response:

We confirm to the Staff that inventory impairment charges such as our allowance for obsolete and slow moving inventory are accounted for as a new cost basis for inventory and that charges are not subsequently reversed in accordance with SAB Topic 5-BB.

Debt, page 47

6.
We see in May 2007, that you issued $1.3 billion of 1.87% Convertible Senior Notes with an initial conversion price of $14.23 per share.  We note that in the event of a make-whole change in control, you will pay a make-whole premium by adjusting the conversion rate for the Senior Notes.  In light of this adjustable conversion ratio, please describe for us how your accounting for the convertible note agreement, including the embedded conversion feature, complies with the requirements EITF 00-19.

Response:

We advise the Staff that we assessed the referenced make-whole provision in accordance with the applicable provisions of EITF 00-19.  Under paragraph 26 of EITF 00-19, a make-whole provision in an instrument does not preclude equity classification of the instrument if the provision can be net-share settled and the maximum number of shares that could be required to be delivered under the instrument including the make-whole provision, is both fixed and less than the number of available authorized shares.  Our assessment determined that these criteria were met.  Based on this determination and our further analysis of all other applicable

Securities and Exchange Commission
July 3, 2008

requirements of EITF 00-19, we concluded that the embedded conversion feature qualifies for equity classification.  We further concluded that as an equity instrument that is indexed to the Company’s stock, the embedded conversion feature is not considered a derivative instrument for the purposes of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (paragraph 11.a.).

Contingencies, page 49

7.
We note that you have numerous lawsuits and claims and that you are “unable to predict the outcome of these cases,” but they “could result in significant liability and could have a material adverse effect on the Company’s business, results of operations or financial condition.”  Please note that under SFAS 5 you should disclose the nature of any significant accrual, and in some circumstances disclose the amount accrued.  Even if there is no accrual because one or both of the conditions in paragraph 8 of SFAS 5 are not met, you should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Also see SAB Topic 5:Y.  Please update your discussion of these matters in future filings, including your next Form 10-Q.

Response:

We confirm to the Staff that we do have accruals for all matters disclosed in our Contingencies footnote.  We respectfully submit that we have fully complied with the requirements of paragraph 8 of SFAS 5.  In the penultimate paragraph of the Contingencies footnote on page 52 of our Form 10-K, we state that, “The Company has accrued a liability and charged operations for the estimated costs of adjudication or settlement of various asserted and unasserted claims existing as of the balance sheet date.”  Because these matters involve active litigation in some cases, we do not believe it is appropriate to include specific information as to our accruals which could potentially be used and asserted against the Company in court proceedings to the disadvantage of the Company and its shareholders.

To make our compliance with the requirements of paragraph 8 of SFAS 5 more prominent in the Contingencies footnote, in future filings we propose to move the current penultimate paragraph to be the first paragraph of the footnote and in each case where we refer to our inability to predict the outcome of a matter, insert language as to our inability to estimate a range of possible loss.  In addition, we will also include the subheadings used in our Legal Proceedings section in the Contingencies footnote to make it easier for a reader to follow.

The paragraph we propose to move to the beginning of the footnote reads as follows:

"The Company has accrued a liability and charged operations for the estimated costs of adjudication or settlement of various asserted and unasserted claims existing as of the balance sheet date, including those described below.  The Company is currently a party to other legal actions arising out of the normal course of business, none of which is expected to have a material adverse effect on the Company’s business, results of operations or financial condition."

Securities and Exchange Commission
July 3, 2008

*  *  *  *
Pursuant to the Staff’s instructions, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Micron wishes to thank the Staff for promptly completing its review of this response letter and the Company’s Report.

If we can facilitate the Staff’s further review of our Report, or if the Staff has any questions on any of the information set forth herein, please call me at (208) 368-4621.  My fax number is (208) 363-2900.

Sincerely,

MICRON TECHNOLOGY, INC.

/s/ Ronald C. Foster

Ronald C. Foster
Vice President of Finance
and Chief Financial Officer

cc:       Martin James, Senior Assistant Chief Accountant, Securities and Exchange Commission
Kevin Kuhar, Staff Accountant, Securities and Exchange Commission
D. Timothy Carey, PricewaterhouseCoopers LLP
Michael A. Occhiolini, Wilson Sonsini Goodrich & Rosati